EXHIBIT 99.1

FARMMI, INC.

ROOM 1803, 18F, DIKAI GINZA, 29 JIEFANG EAST ROAD, JIANGGAN DISTRICT

HANGZHOU CITY, ZHEJIANG PROVINCE 310016

PEOPLE’S REPUBLIC OF CHINA

PROXY STATEMENT AND NOTICE OF

EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

TO THE SHAREHOLDERS OF FARMMI, INC.:

You are cordially invited to attend an extraordinary general meeting (the “Extraordinary General Meeting”) of the shareholders of FARMMI, INC., a Cayman Islands company (the “Company,” “Farmmi”, “we,” “us” or “our”), which will be held on September 21 at 10:00 A.M., Beijing time (10 P.M. Eastern Time on September 20, 2023), at Room 1803, 18F, Dikai Ginza, 29 Jiefang East Road, Jianggan District, Hangzhou City, Zhejiang Province 310016, People’s Republic of China.

At the Extraordinary General Meeting, our shareholders will be asked to consider and vote on two (2) proposals as ordinary resolutions:

(1)

 THAT with immediate effect upon passing, every eight (8) issued and unissued shares of the Company of par or nominal value of US$0.025 each be consolidated into one share of a par or nominal value of US$0.20 each (the “Share Consolidation”) so that following the Share Consolidation the authorised share capital of the Company will be amended from US$2,500,000 divided into 100,000,000 Ordinary Shares of a par or nominal value of US$0.025 each to US$2,500,000 divided into 12,500,000 Ordinary Shares of a nominal or par value of US$0.20 each.

(2)

THAT, immediately following the Share Consolidation, the authorised share capital of the Company be increased from (i) US$2,500,000 divided into 12,500,000 ordinary shares of US$0.20 nominal or par value each, to (ii) US$100,000,000 divided into 500,000,000 ordinary shares of US$0.20 nominal or par value each, by the creation of an additional 487,500,000 ordinary shares of US$0.20 nominal or par value each, (the “Share Capital Increase”).

We are providing this proxy statement and accompanying proxy card to our shareholders in connection with the solicitation of proxies to be voted at the Extraordinary General Meeting and at any adjournments or postponements of the Extraordinary General Meeting. Whether or not you plan to attend the Extraordinary General Meeting, we urge you to read this proxy statement carefully.

Whether or not you plan to attend an Extraordinary General Meeting, please take the time to vote by completing and mailing the enclosed proxy card in the enclosed envelope. YOUR VOTE IS VERY IMPORTANT.

Thank you for your participation. We look forward to your continued support.

Sincerely,

September 8, 2023	/s/ Yefang Zhang
Name: Yefang Zhang
Title: Chairwoman of the Board

FARMMI, INC.

(the “Company”)

NOTICE OF EXTRAORDINARY GENERAL MEETING

NOTICE is hereby given that an Extraordinary General Meeting of the Company will be held at Room 1803, 18F, Dikai Ginza, 29 Jiefang East Road, Jianggan District, Hangzhou City, Zhejiang Province 310016, People’s Republic of China on September 21, 2023, commencing at 10 A.M., Beijing Time, at which the following resolutions will be proposed.

1

IT IS RESOLVED AS AN ORDINARY RESOLUTION THAT with immediate effect upon passing, every eight (8) issued and unissued shares of the Company of par or nominal value of US$0.025 each be consolidated into one share of a par or nominal value of US$0.20 each (the “Share Consolidation”) so that following the Share Consolidation the authorised share capital of the Company will be amended from US$2,500,000 divided into 100,000,000 Ordinary Shares of a par or nominal value of US$0.025 each to US$2,500,000 divided into 12,500,000 Ordinary Shares of a nominal or par value of US$0.20 each.

2

IT IS RESOLVED AS AN ORDINARY RESOLUTION THAT, immediately following the Share Consolidation, the authorised share capital of the Company be increased from (i) US$2,500,000 divided into 12,500,000 ordinary shares of US$0.20 nominal or par value each, to (ii) US$100,000,000 divided into 500,000,000 ordinary shares of US$0.20 nominal or par value each, by the creation of an additional 487,500,000 ordinary shares of US$0.20 nominal or par value each.

The Directors intend that, if a quorum is not present within half an hour from the time appointed for the meeting to commence, the meeting shall stand adjourned and the Directors shall resolve to reconvene at the same time on the next day at the same place, at which reconvened meeting, if a quorum is not present within half an hour from the time appointed for the meeting to commence, the Members present shall be a quorum (all in accordance with Article 66 of the Articles of Association of the Company).

Dated this 8th day of September, 2023

By Order of the Board

/s/ Yefang Zhang
Yefang Zhang
Chairwoman

A member entitled to attend and vote at the meeting convened by this notice is entitled to appoint a proxy to attend and vote in his place. A proxy need not be a member of the Company.

TABLE OF CONTENTS

QUESTIONS AND ANSWERS ABOUT THE PROPOSALS	1

FORWARD-LOOKING STATEMENTS	4

THE EXTRAORDINARY GENERAL MEETING	5

PROPOSAL 1: ORDINARY SHARE CONSOLIDATION	8

PROPOSAL 2: SHARE CAPITAL INCREASE	8

OTHER MATTERS	9

WHERE YOU CAN FIND MORE INFORMATION	9

MISCELLANEOUS	9

QUESTIONS AND ANSWERS ABOUT THE PROPOSALS

The following are answers to some questions that you, as a shareholder of Farmmi, Inc. (“Farmmi” or the “Company”), may have regarding the proposals being considered at Farmmi’s extraordinary general meeting, which is referred to herein as the “Extraordinary General Meeting”.

Q:	Why am I receiving this proxy statement?

A:

The board of directors of Farmmi (the “Board”) is soliciting your proxy to vote at the Extraordinary General Meeting because you owned Farmmi ordinary shares at the close of business on September 8, 2023, the “Record Date” for the Extraordinary General Meeting, and are therefore entitled to vote at the Extraordinary General Meeting. This proxy statement, along with a proxy card or a voting instruction card, will be placed on the Company’s website on or about 8 September 2023 and mailed to shareholders on or about September 8, 2023. Farmmi will make these materials available to you on the Internet, and will deliver printed proxy materials to you or send them to you by email. This proxy statement summarizes the information that you need to know in order to cast your vote at the Extraordinary General Meeting. You do not need to attend the Extraordinary General Meeting in person to vote your Farmmi ordinary shares.

Q:	When and where will the Extraordinary General Meeting be held?

A:

The Extraordinary General Meeting will be held on September 21, 2023, at 10:00 A.M., Beijing time (10 P.M. Eastern Time on September 20, 2023), at Room 1803, 18F, Dikai Ginza, 29 Jiefang East Road, Jianggan District, Hangzhou City, Zhejiang Province 310016, People’s Republic of China.

Q:	On what matters will I be voting?

A:

(1) to approve an ordinary resolution that with immediate effect upon passing, every eight (8) issued and unissued shares of the Company of par or nominal value of US$0.025 each be consolidated into one share of a par or nominal value of US$0.20 each (the “Share Consolidation”) so that following the Share Consolidation the authorised share capital of the Company will be amended from US$2,500,000 divided into 100,000,000 Ordinary Shares of a par or nominal value of US$0.025 each to US$2,500,000 divided into 12,500,000 Ordinary Shares of a nominal or par value of US$0.20 each.

(2) to approve an ordinary resolution that, immediately following the Share Consolidation, the authorised share capital of the Company be increased from (i) US$2,500,000 divided into 12,500,000 ordinary shares of US$0.20 nominal or par value each, to (ii) US$100,000,000 divided into 500,000,000 ordinary shares of US$0.20 nominal or par value each, by the creation of an additional 487,500,000 ordinary shares of US$0.20 nominal or par value each, (the “Share Capital Increase”).

Shareholders are encouraged to vote as soon as possible after carefully reviewing this proxy statement. If Farmmi shareholders fail to adopt each step proposed, the transaction cannot be completed.

Q:	What happens if I sell my shares after the Record Date, but before the Extraordinary General Meeting?

A:

The Record Date is earlier than the date of the Extraordinary General Meeting. If you transfer your shares of the Company after the Record Date but before the Extraordinary General Meeting, you will not have any right to vote at the Extraordinary General Meeting.

Q:	How does Farmmi’s board of directors recommend that I vote?

A:	The Farmmi board of directors recommends that Farmmi shareholders vote or give instruction to vote: “FOR” the Share Consolidation; and “FOR” the Share Capital Increase.

1

Q:	How do I vote?

A:	After you have carefully read this proxy statement and have decided how you wish to vote your Farmmi ordinary shares, please vote promptly.

If you are a registered shareholder, meaning that you hold your shares in certificate form, you have four voting options:

(1)	By Internet, which we encourage if you have Internet access, at www.transhare.com, the address shown on your proxy card;

(2)	By fax, by faxing your signed proxy card to 1.727. 269.5616;

(3)	By mail, by completing, signing and returning the enclosed proxy card; or

(4)	By email, by completing, signing and scanning the enclosed proxy card to Anna Kotlova at akotlova@bizsolaconsulting.com

If you hold your shares through an account with a bank or broker, your ability to vote by the Internet depends on their voting procedures. Please follow the directions that your bank or broker provides.

Q:	What vote is required to approve each proposal?

A:

The affirmative vote of the holders of a majority of votes cast by our ordinary shares that are present in person or by proxy at our Extraordinary General Meeting is required to approve the Share Consolidation proposal, provided we have quorum for the meeting.

The affirmative vote of the holders of a majority of votes cast by our ordinary shares that are present in person or by proxy at our Extraordinary General Meeting is required to approve the Share Capital Increase proposal, provided we have quorum for the meeting.

Abstentions and broker non-votes will count for purposes of determining quorum but will have no effect on the outcome of the vote because abstentions and broker non-votes do not count as votes cast.

Q:	How many votes do I and others have?

A:

Holders of ordinary shares are entitled to one vote for each share of Farmmi ordinary shares held as of the Record Date. As of the close of business on the Record Date, there were 47,470,672 outstanding Farmmi ordinary shares,

Q:	How will our directors and executive officers vote on the Share Consolidation Proposal and the Share Capital Increase Proposal?

A:

As of the Record Date, the directors and executive officers of Farmmi as a group owned and were entitled to vote 380,000 outstanding ordinary shares of the Company, representing 0.8% of the outstanding ordinary shares of Farmmi on that date. Farmmi expects that its directors and executive officers will vote their shares in favor of the Share Consolidation proposal and the Share Capital Increase proposal.

Q:	What will happen if I fail to vote or I abstain from voting?

A:

If you fail to vote, your shares will not be counted for purposes of determining quorum or for purposes of the voting results. If you choose to appear for purposes of quorum but to abstain from voting, your shares will be counted for purposes of determining whether we have quorum sufficient to hold the meeting but will not be counted for purposes of the voting results. For this reason, if we have quorum, a failure to vote and an abstention would both be disregarded at the meeting, but a failure to vote could result in the Extraordinary General Meeting not reaching quorum, while an abstention would help us achieve quorum.

2

Q:	How many shares must be present to hold the Extraordinary General Meeting?

A:

The presence in person or by proxy of shareholders holding not less than an aggregate of one-third in nominal value of the total issued voting shares in the Company is necessary to constitute a quorum at the Extraordinary General Meeting. The inspector of election will determine whether a quorum is present. If you are a beneficial owner of the Company’s ordinary shares and you do not instruct your bank, broker or other nominee how to vote your shares on any of the proposals, your shares will not be counted as present at the Extraordinary General Meeting for purposes of determining whether a quorum exists. Votes of shareholders of record who are present at the Extraordinary General Meeting in person or by proxy will be counted as present at the Extraordinary General Meeting for purposes of determining whether a quorum exists, whether or not such holder abstains from voting on all of the proposals.

Q:	What will happen if I return my proxy card without indicating how to vote?

A:

Proxy cards that are signed and returned but do not contain instructions will be voted in favor of Proposal 1 and Proposal 2, in accordance with the best judgment of the named proxies on any other matters properly brought before the meeting.

Q:	Can I change my vote after I have returned a proxy or voting instruction card?

A:

You may change your vote at any time before the polls close at the conclusion of voting at the meeting. You may do this by (1) signing another proxy card with a later date and returning it to us by mail before the meeting, (2) voting again over the Internet prior to the time of the meeting, (3) voting again by email or fax prior to the time of the meeting, or (4) voting at the meeting if you are a registered shareholder or have followed the necessary procedures required by your bank or broker.

Q:	Do I need identification to attend the Extraordinary General Meeting in person?

A:

Yes. Please bring proper identification, together with proof that you are a record owner of Farmmi ordinary shares. If your shares are held in street name, please bring acceptable proof of ownership, such as a letter from your broker or an account statement stating or showing that you beneficially owned Farmmi ordinary shares on the Record Date. Acceptable proof of ownership is either (a) a letter from your broker stating that you beneficially owned Farmmi stock on the Record Date or (b) an account statement showing that you beneficially owned Farmmi stock on the Record Date.

3

FORWARD-LOOKING STATEMENTS

This proxy statement, including information incorporated by reference into this proxy statement, contains forward-looking statements regarding, among other things, Farmmi’s plans, strategies and prospects, both business and financial. Although Farmmi believes that its plans, intentions and expectations reflected in or suggested by these forward-looking statements are reasonable, Farmmi cannot assure you that we will achieve or realize these plans, intentions or expectations. Forward-looking statements are inherently subject to risks, uncertainties and assumptions including, without limitation, the factors described under “Risk Factors” from time to time in Farmmi’s filings with the SEC. Many of the forward-looking statements contained in this presentation may be identified by the use of forward-looking words such as “believe”, “expect”, “anticipate”, “should”, “planned”, “will”, “may”, “intend”, “estimated”, “aim”, “on track”, “target”, “opportunity”, “tentative”, “positioning”, “designed”, “create”, “predict”, “project”, “seek”, “would”, “could”, “continue”, “ongoing”, “upside”, “increases” and “potential”, among others. Important factors that could cause actual results to differ materially from the forward-looking statements we make in this presentation are set forth in other reports or documents that we file from time to time with the SEC, and include, but are not limited to:

●	the ability to maintain the listing of Farmmi’s ordinary shares on NASDAQ following the shareholder meeting;

●	changes adversely affecting the business in which the Company is engaged;

●	management of growth;

●	general economic conditions;

●	the Company’s business strategy and plans;

●	the result of future financing efforts; and

●	and the other factors summarized under the section entitled “Risk Factors”.

You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this proxy statement. All forward-looking statements included herein attributable to any of Farmmi or any person acting on its behalf are expressly qualified in their entirety by the cautionary statements contained or referred to in this section. Except to the extent required by applicable laws and regulations, Farmmi has no obligation to update these forward-looking statements to reflect events or circumstances after the date of this proxy statement or to reflect the occurrence of unanticipated events.

Before a stockholder grants its proxy or instructs how its vote should be cast regarding Share Consolidation Proposal and the Share Capital Increase Proposal they should be aware that the occurrence of the events described in the “Risk Factors” section from time to time in Farmmi’s filings with the SEC may adversely affect Farmmi.

4

THE EXTRAORDINARY GENERAL MEETING

Date, Time and Place of the Extraordinary General Meeting

The Extraordinary General Meeting will be held on September 21, 2023, at 10:00 A.M., Beijing time (10 P.M. Eastern Time on September 20, 2023), at Room 1803, 18F, Dikai Ginza, 29 Jiefang East Road, Jianggan District, Hangzhou City, Zhejiang Province 310016, People’s Republic of China to consider and vote upon the proposals.

Purpose of the Extraordinary General Meeting

At the Extraordinary General Meeting, Farmmi is asking its shareholders as of the record date of September 8, 2023 (the “Record Date”) to consider and vote upon the following:

(1) IT IS RESOLVED AS AN ORDINARY RESOLUTION THAT with immediate effect upon passing, every eight (8) issued and unissued shares of the Company of par or nominal value of US$0.025 each be consolidated into one share of a par or nominal value of US$0.20 each (the “Share Consolidation”) so that following the Share Consolidation the authorised share capital of the Company will be amended from US$2,500,000 divided into 100,000,000 Ordinary Shares of a par or nominal value of US$0.025 each to US$2,500,000 divided into 12,500,000 Ordinary Shares of a nominal or par value of US$0.20 each.

(2) IT IS RESOLVED AS AN ORDINARY RESOLUTION THAT, immediately following the Share Consolidation, the authorised share capital of the Company be increased from (i) US$2,500,000 divided into 12,500,000 ordinary shares of US$0.20 nominal or par value each, to (ii) US$100,000,000 divided into 500,000,000 ordinary shares of US$0.20 nominal or par value each, by the creation of an additional 487,500,000 ordinary shares of US$0.20 nominal or par value each.

Record Date; Shares Entitled to Vote; Quorum

Shareholders will be entitled to vote or direct votes to be cast at the Extraordinary General Meeting if they owned Farmmi ordinary shares on the Record Date. Shareholders will have one vote for each share of Farmmi ordinary shares owned at the close of business on the Record Date. If your shares are held in “street name” or are in a margin or similar account, you should contact your broker to ensure that votes related to the shares you beneficially own are properly counted.

As of the close of business on the Record Date, there were 47,470,672 outstanding Farmmi ordinary shares, and our directors and officers beneficially own 0.8% of the ordinary shares on the Record Date.

A quorum of Farmmi shareholders is necessary to hold a valid meeting. The presence in person or by proxy of shareholders holding not less than an aggregate of one-third in nominal value of the total issued voting shares in the Company is necessary to constitute a quorum at the Extraordinary General Meeting. Abstentions will count as present for the purposes of establishing a quorum but will be disregarded for purposes of determining the results of voting.

Vote Required; Abstentions and Broker Non-Votes

The affirmative vote of the holders of a majority of votes cast by our ordinary shares that are present in person or by proxy at our Extraordinary General Meeting is required to approve the Share Consolidation proposal, provided we have quorum for the meeting.

The affirmative vote of the holders of a majority of votes cast by our ordinary shares that are present in person or by proxy at our Extraordinary General Meeting is required to approve the Share Capital Increase proposal, provided we have quorum for the meeting.

Abstentions will count for purposes of determining quorum but will have no effect on the outcome of the vote because abstentions do not count as votes cast.

5

Voting of Proxies

If your shares are registered in your name with our transfer agent, TranShare Corporation, you may cause your shares to be voted by returning a signed proxy card, or you may vote in person at the Extraordinary General Meeting. Additionally, you may submit electronically over the Internet a proxy authorizing the voting of your shares by following the instructions on your proxy card. You must have the enclosed proxy card available, and follow the instructions on the proxy card, in order to submit a proxy electronically over the Internet. Based on your proxy cards or Internet proxies, the proxy holders will vote your shares according to your directions.

If you plan to attend the Extraordinary General Meeting and wish to vote in person, you will be given a ballot at the meeting. If your shares are registered in your name, you are encouraged to vote by proxy even if you plan to attend the Extraordinary General Meeting in person. If you attend the Extraordinary General Meeting and vote in person, your vote by ballot will revoke any proxy previously submitted.

Voting instructions are included on your proxy card. All shares represented by properly executed proxies received in time for the Extraordinary General Meeting will be voted at the Extraordinary General Meeting in accordance with the instructions of the shareholder.

If your shares are held in “street name” through a broker, bank or other nominee, you may vote through your broker, bank or other nominee by completing and returning the voting form provided by your broker, bank or other nominee, or by the Internet through your broker, bank or other nominee if such a service is provided. To vote via the Internet through your broker, bank or other nominee, you should follow the instructions on the voting form provided by your broker, bank or other nominee. If you do not return your bank’s, broker’s or other nominee’s voting form, do not vote via the Internet or through your broker, bank or other nominee, if possible, and do not attend the Extraordinary General Meeting and vote in person with a proxy from your broker, bank or other nominee, it will have the same effect as if you voted “AGAINST”.

Revocability of Proxies

If you are a shareholder of record, you may change your vote or revoke your proxy at any time before it is voted at the Extraordinary General Meeting by:

●	Submitting a new proxy electronically over the Internet after the date of the earlier submitted proxy;
●	Signing another proxy card with a later date and returning it to us prior to the Extraordinary General Meeting; or
●	Attending the Extraordinary General Meeting and voting in person.

Please note that to be effective, your new proxy card, internet voting instructions or written notice of revocation must be received by us prior to the Extraordinary General Meeting and, in the case of internet voting instructions, must be received before 8:00 P.M. Eastern time on September 20, 2023. If you have submitted a proxy, your appearance at the Extraordinary General Meeting, in the absence of voting in person or submitting an additional proxy or revocation, will not have the effect of revoking your prior proxy.

If you hold your ordinary shares in “street name,” you should contact your bank, broker or other nominee for instructions regarding how to change your vote. You may also vote in person at the Extraordinary General Meeting if you obtain a valid “legal” proxy from your bank, broker or other nominee. Any adjournment, recess or postponement of the Extraordinary General Meeting for the purpose of soliciting additional proxies will allow Farmmi shareholders who have already sent in their proxies to revoke them at any time prior to their use at the Extraordinary General Meeting as adjourned, recessed or postponed.

6

Board of Directors’ Recommendation

After careful consideration, the Company’s board of directors has determined that the transaction is fair to, and in the best interest of, the Company and its shareholders. They unanimously recommend that you vote or give instruction to vote:

“FOR” the Share Consolidation proposal; and

“FOR” the Share Capital Increase proposal.

Solicitation of Proxies

The expense of soliciting proxies in the enclosed form will be borne by Farmmi. Proxies may also be solicited by some of our directors, officers and employees, personally or by facsimile, email or other means of communication. No additional compensation will be paid for such services.

Adjournment and Reconvention

The board of directors intend that, if a quorum is not present within half an hour from the time appointed for the meeting to commence, the meeting shall stand adjourned and the board of directors shall resolve to reconvene at the same time on the next day at the same place, at which reconvened meeting, if a quorum is not present within half an hour from the time appointed for the meeting to commence, the shareholders present shall be a quorum (all in accordance with Article 66 of the Second Amended and Restated Articles of Association of the Company).

Other Matters

At this time, we know of no other matters to be submitted at the Extraordinary General Meeting.

Householding of Extraordinary General Meeting Materials

Unless we have received contrary instructions, we may send a single copy of this proxy statement and notice to any household at which two or more shareholders reside if we believe the shareholders are members of the same family. Each shareholder in the household will continue to receive a separate proxy card. This process, known as “house holding”, reduces the volume of duplicate information received at your household and helps to reduce our expenses.

Who Can Answer Your Questions About Voting Your Shares?

If you are a shareholder and have any questions about how to vote or direct a vote in respect of your Farmmi ordinary shares, you may submit questions via email to akotlova@bizsolaconsulting.com.

7

PROPOSAL 1: ORDINARY SHARE CONSOLIDATION

Proposed Ordinary Share Consolidation

On September 7, 2023, the Board of the Company approved, and directed that there be submitted to the shareholders of the Company for approval, the following resolution (the “Share Consolidation Proposal”):

IT IS RESOLVED AS AN ORDINARY RESOLUTION THAT with immediate effect upon passing, every eight (8) issued and unissued shares of the Company of par or nominal value of US$0.025 each be consolidated into one share of a par or nominal value of US$0.20 each (the “Share Consolidation”) so that following the Share Consolidation the authorised share capital of the Company will be amended from US$2,500,000 divided into 100,000,000 Ordinary Shares of a par or nominal value of US$0.025 each to US$2,500,000 divided into 12,500,000 Ordinary Shares of a nominal or par value of US$0.20 each.

Required Vote

The affirmative vote of the holders of a majority of votes cast by our ordinary shares that are present in person or by proxy at our Extraordinary General Meeting is required to approve the Share Consolidation Proposal, provided we have quorum for the meeting.

THE FARMMI BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT FARMMI SHAREHOLDERS VOTE “FOR” THE APPROVAL OF THE SHARE CONSOLIDATION PROPOSAL.

PROPOSAL 2:  SHARE CAPITAL INCREASE

On September 7, 2023, the Board of the Company approved, and directed that there be submitted to the shareholders of the Company for approval, the following resolution (the “Share Capital Increase Proposal”):

IT IS RESOLVED AS AN ORDINARY RESOLUTION THAT, immediately following the Share Consolidation, the authorised share capital of the Company be increased from (i) US$2,500,000 divided into 12,500,000 ordinary shares of US$0.20 nominal or par value each, to (ii) US$100,000,000 divided into 500,000,000 ordinary shares of US$0.20 nominal or par value each, by the creation of an additional 487,500,000 ordinary shares of US$0.20 nominal or par value each

Required Vote

The affirmative vote of the holders of a majority of votes cast by our ordinary shares that are present in person or by proxy at our Extraordinary General Meeting is required to approve the Share Capital Increase Proposal, provided we have quorum for the meeting.

THE FARMMI BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT FARMMI SHAREHOLDERS VOTE “FOR” THE APPROVAL OF SHARE CAPITAL INCREASE PROPOSAL.

8

OTHER MATTERS

As of the date of this proxy statement, the board of directors of Farmmi knows of no matters that will be presented for consideration at the Extraordinary General Meeting other than as described in this proxy statement. If any other matters properly come before the Extraordinary General Meeting or any adjournments or postponements of the meeting and are voted upon, the enclosed proxy will confer discretionary authority on the individuals named as proxy to vote the shares represented by the proxy as to any other matters. The individuals named as proxies intend to vote in accordance with their best judgment as to any other matters.

WHERE YOU CAN FIND MORE INFORMATION

We are subject to the information requirements of the Exchange Act. In accordance with these requirements, the Company files reports and other information with the SEC. You may read and copy any materials filed with the SEC at the Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC also maintains a web site at http://www.sec.gov that contains reports and other information regarding registrants that file electronically with the SEC.

MISCELLANEOUS

You should rely only on the information contained in this proxy statement and the documents we refer to in this proxy statement to vote on the Share Consolidation Proposal and the Share Capital Increase Proposal. We have not authorized anyone to provide you with information that is different from what is contained in this proxy statement. This proxy statement is dated September 8, 2023. You should not assume that the information contained in this proxy statement is accurate as of any date other than that date (or as of an earlier date if so indicated in this proxy statement) and the mailing of this proxy statement to stockholders does not create any implication to the contrary. This proxy statement does not constitute a solicitation of a proxy in any jurisdiction where, or to or from any person to whom, it is unlawful to make a proxy solicitation.

9